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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             GEOSCIENCE CORPORATION
                           (Name of Subject Company)

                            SERCEL ACQUISITION CORP.
                                      AND
                       COMPAGNIE GENERALE DE GEOPHYSIQUE
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                   373636109

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                THIERRY LE ROUX
                       COMPAGNIE GENERALE DE GEOPHYSIQUE
                               1, RUE LEON MIGAUX
                              91341 MASSY, FRANCE
                                33(1)64-47-30-00
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                    COPY TO:

                             JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 326-3939
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                   $73,170,369                                           $14,634

* Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $6.71, the amount offered for each share of common stock, par value $.01 per share (the "Shares"), of the Company by the sum of
    (i) 9,985,350, representing all of the Shares that were issued and outstanding as of October 28, 1999 and (ii) 919,325, representing all of the Shares reserved for issuance upon the exercise of all outstanding options to purchase Shares.

**  1/50th of 1% of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not Applicable   Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable   Date Filed:    Not Applicable

                               Page 1 of 6 Pages
                      (Exhibit Index is located on Page 6)

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
    This Tender Offer Statement on Schedule 14D-1 is filed by Compagnie Generale de Geophysique ("Parent"), Sercel, Inc. ("Sercel"), CGG Americas, Inc. ("CGG Americas"), Sercel Holding S.A. ("Sercel Holding") and Sercel Acquisition Corp., a direct, wholly owned subsidiary of Sercel and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of GeoScience Corporation (the "Company") at a purchase price of $6.71 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated October 29, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

    The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is GeoScience Corporation. The address of its principal executive offices is 10500 Westoffice Drive, Suite 200, Houston, Texas. The telephone number of the Company at such location is
(713) 780-1881.

    (b) The information set forth on the cover page and under "Introduction" in the Offer To Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer To Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Parent, Sercel, CGG Americas, Sercel Holding and Purchaser. The information set forth on the cover page, under "Introduction," in Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders") and in Schedule I of the Offer To Purchase is incorporated herein by reference.

    (e)-(f) None of Parent, Sercel, CGG Americas, Sercel Holding, Purchaser or, to the knowledge of Parent, Sercel, CGG Americas, Sercel Holding and Purchaser, any of the persons listed in Schedule I of the Offer To Purchase has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders"),
Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer To Purchase is incorporated herein by reference.

    (c) Not applicable.

                               Page 2 of 6 Pages

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(e) The information set forth under "Introduction" and in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") and in Section 13 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration and Qualification of Shares as Margin Securities") of the Offer To Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders") of the Offer To Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
     COMPANY'S SECURITIES

    The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer To Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders") of the Offer To Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning the Parent, the Purchaser and the Purchaser's Stockholders") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Shareholder Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

    (b)-(c) The information set forth under "Introduction" and in Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer To Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration and Qualification of Shares as Margin Securities") of the Offer To Purchase is incorporated herein by reference.

    (e) To the knowledge of Parent, Purchaser, Sercel, CGG Americas and Sercel Holding, no legal proceedings relating to the Offer and the Merger required to be disclosed in Item 10(e) of Schedule 14D-1 are pending or have been instituted.

    (f) The information set forth in the Offer To Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

                               Page 3 of 6 Pages

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)  Offer To Purchase, dated October 29, 1999
(a)(2)  Letter of Transmittal
(a)(3)  Notice of Guaranteed Delivery
(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees
(a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9
(a)(7)  Summary Advertisement, dated October 29, 1999
(a)(8)  Text of Joint Press Release of Compagnie Generale de
        Geophysique and GeoScience Corporation, dated October 26,
        1999
(b)     Not applicable
(c)(1)  Agreement and Plan of Merger, dated October 23, 1999, among
        GeoScience Corporation, Sercel Acquisition Corp. and
        Compagnie Generale de Geophysique
(c)(2)  Shareholder Agreement, dated October 23, 1999, among Sercel
        Acquisition Corp., Compagnie Generale de Geophysique and
        Tech-Sym Corporation
(d)     Not applicable
(e)     Not applicable
(f)     Not applicable

                               Page 4 of 6 Pages

                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1999                                SERCEL ACQUISITION CORP.

                                                       By:  /s/ THIERRY LE ROUX
                                                            -----------------------------------------
                                                            Thierry Le Roux
                                                            President

                                                       COMPAGNIE GENERALE DE GEOPHYSIQUE

                                                       By:  /s/ ROBERT BRUNCK
                                                            -----------------------------------------
                                                            Robert Brunck
                                                            Chairman and Chief Executive Officer

                                                       SERCEL, INC.

                                                       By:  /s/ GEORGE WOOD
                                                            -----------------------------------------
                                                            George Wood
                                                            Executive Vice President

                                                       CGG AMERICAS, INC.

                                                       By:  /s/ THIERRY LE ROUX
                                                            -----------------------------------------
                                                            Thierry Le Roux
                                                            Executive Vice President

                                                       SERCEL HOLDING S.A.

                                                       By:  /s/ ROBERT BRUNCK
                                                            -----------------------------------------
                                                            Robert Brunck
                                                            Chairman and Chief Executive Officer

                               Page 5 of 6 Pages

                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION
-------  ------------------------------------------------------------
(a)(1)   Offer To Purchase, dated October 29, 1999

(a)(2)   Letter of Transmittal

(a)(3)   Notice of Guaranteed Delivery

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees

(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9

(a)(7)   Summary Advertisement, dated October 29, 1999

(a)(8)   Text of Joint Press Release of Compagnie Generale de
         Geophysique and GeoScience Corporation, dated October 26,
         1999

(b)      Not applicable

(c)(1)   Agreement and Plan of Merger, dated October 23, 1999, among
         GeoScience Corporation, Sercel Acquisition Corp. and
         Compagnie Generale de Geophysique

(c)(2)   Shareholder Agreement, dated October 23, 1999, among Sercel
         Acquisition Corp., Compagnie Generale de Geophysique and
         Tech-Sym Corporation

(d)      Not applicable

(e)      Not applicable

(f)      Not applicable

                               Page 6 of 6 Pages